

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2022

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Andreas Michalopoulos
Chief Executive Officer, Director, and Secretary
Performance Shipping Inc.
373 Syngrou Avenue
175 64 Palaio Faliro
Athens, Greece

> **Re: Performance Shipping Inc.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed April 20, 2021**
> **File No. 333-255100**

Dear Mr. Michalopoulos:

It has been more than nine months since you last amended this registration statement and it is now out of date. Within 30 days from the date of this letter, you should either:

- amend it to comply with the applicable requirements of the Securities Act of 1933, the rules and regulations under the Act, and the requirements of the form; or

- file a request for withdrawal.

If you requested confidential treatment for portions of any exhibits to your registration statement and you request withdrawal of that registration statement, please submit a concurrent request for withdrawal of your application for confidential treatment.

If you do not amend the registration statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either) within 30 days, we may enter an order declaring the registration statement abandoned under rule 479 of the Act.

Andreas Michalopoulos
Performance Shipping Inc.
February 15, 2022
Page 2

      Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Ed Horton, Seward & Kissel, One Battery Park Plaza, New York, NY 10004
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